UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2005

Via Facsimile and U.S. Mail

William P. Rogers, Jr.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London, EC2Y 9HR
United Kingdom

Re: Royal Dutch Petroleum Company, N.V. and the "Shell" Transport and Trading Company, Public Limited Company

Dear Mr. Rogers:

We are responding to your letter dated May 17, 2005, as supplemented by telephone conversations with the staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance, with regard to your request for exemptive relief from Rules 14d-7 and 14d-11 under the Securities Exchange Act of 1934 (the "Exchange Act").[1] Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined in your letter.

Based on the representations in your letter but without necessarily concurring in your analysis, the U.S. Securities and Exchange Commission hereby grants exemptions from:

- Rule 14d-7(a)(1) under the Exchange Act. The exemption from Rule 14d-7(a)(1) is granted to permit the Scheme Condition to survive the expiration of the Initial Offer Period. In granting this exemption, we note that the Offer and the Scheme are cross-conditional and that the court will likely only approve the Scheme if all conditions thereto, including all conditions to the Offer, have been satisfied. We further note that providing for the Scheme Condition to survive the expiration of the Initial Offer Period will facilitate the concurrent completion of the Offer and the Scheme, only the Approval and Registration Condition portion of the Scheme

[1] By separate letter dated May 17, 2005, the staffs of the Division of Corporation Finance and the Division of Investment Management have granted no-action relief with respect to certain issues arising under the Securities Act, the Exchange Act and the Investment Company Act in connection with the Transaction.

Condition will survive past expiration of the Initial Offer Period, that Dutch home country practice permits the survival of the Scheme Condition after the Initial Offer Period and that the Scheme condition will only survive for a period not to exceed five Euronext Amsterdam trading days.

- Rule 14d-11(d) under the Exchange Act. The exemption from Rule 14d-11(d) is granted to permit Newco to commence the Subsequent Offer Period upon the Offer becoming unconditional rather than immediately after the expiration of the Initial Offer Period, for the reasons described in your letter.

The foregoing exemptions are based solely on the representations and the facts presented in your letter dated May 17, 2005, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. We express no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

For the Commission,
By the Division of Corporation Finance
Pursuant to delegated authority,

Mauri L. Osheroff
Associate Director
Division of Corporation Finance

CRAVATH, SWAINE & MOORE LLP

GEORGE J. GILLESPIE, III
THOMAS R. BROME
ROBERT D. JOFFE
ALLEN FINKELSON
RONALD S. ROLFE
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DOUGLAS D. BROADWATER
ALAN C. STEPHENSON
MAX R. SHULMAN
STUART W. GOLD
JOHN W. WHITE
JOHN E. BEERBOWER
EVAN R. CHESLER
PATRICIA GEOGHEGAN
D. COLLIER KIRKHAM
MICHAEL L. SCHLER
KRIS F. HEINZELMAN
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ROGER D. TURNER
PHILIP A. GELSTON
RORY O. MILLSON
NEIL P. WESTREICH
FRANCIS P. BARRON
RICHARD W. CLARY
WILLIAM P. ROGERS, JR.
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TIMOTHY G. MASSAD
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ROWAN D. WILSON
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PETER T. BARBUR
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PAUL MICHALSKI
THOMAS G. RAFFERTY
MICHAEL S. GOLDMAN
RICHARD HALL
ELIZABETH L. GRAYER
JULIE A. NORTH
ANDREW W. NEEDHAM

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OF COUNSEL
ROBERT ROSENMAN
CHRISTINE BESHAR

EUROPEAN COUNSEL
MARK R. HAGEMAN

CONFIDENTIAL TREATMENT REQUESTED

Securities Act of 1933
Section 4(3)
Forms F-3, F-4 and S-8
Rules 144, 144A, 145 and Rule 174(b)

Securities Exchange Act of 1934
Sections 12(b) and 12(g)
Rules 12g-3, 14d-7(a)(1) and 14d-11(d)

Investment Company Act of 1940
Section 3(a)

May 17, 2005

Re: <u>Royal Dutch Petroleum Company, N.V. and The "Shell" Transport and Trading Company, Public Limited Company</u>

Ladies and Gentlemen:

I am writing on a confidential basis on behalf of my clients Royal Dutch Petroleum Company N.V., a company organized under the laws of the Netherlands ("<u>Royal Dutch</u>"), and The "Shell" Transport and Trading Company, Public Limited Company, a company organized under the laws of England and Wales ("<u>Shell Transport</u>" and, together with Royal Dutch, the "<u>Parent Companies</u>"), in connection with the proposed restructuring transaction outlined below.

The Parent Companies are proposing that a UK incorporated company ("Newco" and, together with the Parent Companies, the "<u>Companies</u>") would become a single publicly traded parent company of the existing Parent Companies (such transaction is referred to herein as the "Transaction"). In the Transaction, Newco will acquire the ordinary shares in Royal Dutch and Shell Transport and the Shell Transport American depositary shares (the "Shell Transport ADSs") representing Shell Transport ordinary shares.

As described in more detail below, in the Transaction, Royal Dutch ordinary shares (the "Royal Dutch Shares") will be exchanged for Newco securities in an exchange offer (the "Offer"). In the Offer, holders of all issued and outstanding Royal Dutch Shares will be offered Newco class A ordinary shares ("Class A Shares") (or in the case of holders of Royal Dutch Shares held in New York registry form, Newco American depositary shares ("Class A ADSs") representing Class A Shares).

For Shell Transport, in the Transaction, Newco will issue class B ordinary shares ("Class B Shares" and, together with the Class A Shares, the "Newco Shares") (or in the case of holders of Shell Transport ADSs, Newco American depositary shares representing Class B Shares ("Class B ADSs" and together with the Class A ADSs, the "Newco ADSs") to all holders of outstanding Shell Transport ordinary shares (the "Shell Transport Shares") and Shell Transport ADSs pursuant to a compulsory scheme of arrangement (the "Scheme") in which all Shell Transport Shares will be cancelled. The Scheme will be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 3(a)(10) thereof as part of a court-approved reorganization.[1]

The implementation of the Transaction will be subject to approval by a vote of the shareholders of each Parent Company. Immediately following completion of the Transaction, if all Royal Dutch shareholders were to accept the Offer, 60% of Newco's outstanding shares would be held by former Royal Dutch shareholders and 40% would be held by former Shell Transport shareholders, which mirrors the existing ratio of their underlying economic interests in the Royal Dutch/Shell Group of Companies (the "Group").[2]

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[1] Accordingly, we are not requesting any relief with respect to the Scheme other than the confirmation requested with respect to (i) Newco's designation as a successor registrant of Shell Transport, (ii) the absence of any requirement to register the dividend access share issued by Shell Transport or the Trust arrangements relating to the dividend access mechanism under the Exchange Act and (iii) the absence of any requirement to register the Trust under the Investment Company Act of 1940.

[2] In light of the Offer, which is a voluntary exchange by holders of Royal Dutch Shares, we note that we expect that immediately following the Transaction, there are likely to be minority shareholders remaining at Royal Dutch. We expect that the number of shareholders that would remain minority shareholders in Royal Dutch would likely be small and, therefore, that these minority shareholdings would not impact our opinion that Newco will be the successor to Royal Dutch as set forth below under the heading "Relief under the Successor Registrant Provisions of the Exchange Act and the Securities Act." These minority shareholdings would be reflected as a minority interest in the Newco consolidated financial statements. Because the exchange ratio for the Transaction would reflect the ratio of underlying economic interests of the Parent Company shareholders in the Group (i.e., 60:40), the economic interests of non-

The Class A Shares and Class B Shares will have identical voting rights and will vote together as a single class, except with respect to matters that affect the rights attached to any class of Newco Shares as a separate class. Class A Shares and Class B Shares will have identical rights upon a liquidation of Newco, and dividends declared on each will be equivalent in amount. However, for tax purposes, dividends paid on Class A Shares will be Dutch sourced, while dividends paid on Class B Shares will, to the extent paid through the dividend access mechanism described below, be UK sourced.

We hereby respectfully request on behalf of the Companies that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") provide the following relief:

A. Relief under Tender Offer Rules.

We request that the Staff grant exemptive relief from the provisions of the following Rules under the Securities Exchange Act of 1934 (the "Exchange Act"):

1. Rule 14d-7 (to permit the Offer to expire and withdrawal rights of Royal Dutch shareholders to end on the expiration date of the Offer notwithstanding the survival of the Scheme Condition (as defined below) for up to 5 Euronext Amsterdam trading days); and

2. Rule 14d-11(d) (to permit the commencement of the Subsequent Offer Period (as defined below) immediately following the Offer becoming unconditional (i.e., on the date on which the Scheme Condition is satisfied) rather than immediately after the expiration of the Initial Offer Period (as defined below)).

We note that on November 19, 2004, the Commission, by the Division of Market Regulation (acting pursuant to delegated authority), granted certain exemptive relief under Rule 14e-5 for purchases of Royal Dutch Shares in connection with the Transaction (File TP 04-105).

B. Relief under Section 12(b) and 12(g) of the Exchange Act for the Dividend Access Mechanism.

We request on behalf of the Companies that the Staff confirm that the Staff will not recommend enforcement action if neither the Dividend Access Share (as defined below) nor the Trust (as defined below) arrangements relating to the dividend access mechanism are registered pursuant to Section 12(b) of the Exchange Act.

accepting Royal Dutch shareholders in the Group would remain the same immediately following the implementation of the Transaction (regardless of the number of non-accepting shareholders). Newco would only be able to affect a compulsory purchase of the remaining Royal Dutch Shares if it acquires 95% of the outstanding Royal Dutch Shares.

We further request on behalf of the Companies that the Staff confirm that it will not recommend that the Commission take any enforcement action under the Exchange Act if, subject to compliance with the undertakings set out below, neither the Dividend Access Share nor the Trust arrangements relating to the dividend access mechanism are registered pursuant to Section 12(g) of the Exchange Act.

C. Relief Under Investment Company Act of 1940.

We request on behalf of the Companies that the Staff of the Division of Investment Management of the Commission confirm that it will not recommend that the Commission take any enforcement action under Section 7 of the Investment Company Act of 1940, as amended (the "Investment Company Act"), against the Trust if it operates without registration as an "investment company".

D. Relief under the Successor Registrant Provisions of the Exchange Act and the Securities Act.

1. We request on behalf of the Companies that the Staff confirm that the Newco Shares issued to shareholders of Royal Dutch and Shell Transport upon consummation of the Transaction shall be deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3 promulgated thereunder, and that Newco may satisfy the requirements of Rule 12g-3 by indicating on a Report of Foreign Issuer on Form 6-K furnished to the Commission in connection with the Transaction that each of the Royal Dutch Shares and Shell Transport Shares were registered under Section 12(b) of the Exchange Act and that the Newco Shares are registered under Section 12(b) of the Exchange Act.

2. We request on behalf of the Companies that the Staff confirm that, for purposes of Rules 144, 144A and 145 under the Securities Act, Newco, upon completion of the Transaction, may include the prior reporting history of Royal Dutch and Shell Transport in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act.

3. We request on behalf of the Companies that the Staff confirm that Newco may, prior to the filing of its initial Annual Report on Form 20-F following the consummation of the Transaction, file registration statements on Form S-8 or post-effective amendments to the Form F-4 (as defined below) (assuming a sufficient number of shares are included in the Form F-4) to register the securities covered by the Newco Plans (as defined below) and any new benefit plans, stock option plans or stock incentive plans of Newco under the Securities Act.

4. We request on behalf of the Companies that the Staff confirm that, after the completion of the Transaction, Newco may include the prior activities and status of Shell Transport and Royal Dutch in determining whether Newco meets the eligibility requirements for the use of Forms F-3, F-4 and S-8.

5. We request on behalf of the Companies that the Staff confirm that Newco may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the exemption provided by Rule 174(b) under the Securities Act from the prospectus delivery requirements of Section 4(3) of the Securities Act.

Background

Royal Dutch

Royal Dutch is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. The principal trading markets for the Royal Dutch Shares are the stock exchange of Euronext Amsterdam N.V. ("Euronext Amsterdam") and the New York Stock Exchange (the "NYSE"). The Royal Dutch Shares are registered pursuant to Section 12(b) of the Exchange Act.

As of December 31, 2004, Royal Dutch had 2,081,725,000 outstanding Royal Dutch Shares. In addition, based on (i) the current number of Royal Dutch New York registry shares outstanding[3] and the fact that 82.5% of the New York registry shares qualified for Dutch withholding tax reduction in 2003 because they are owned by U.S. residents and (ii) 2002 withholding tax reclaims for Royal Dutch Amsterdam registry shares, Royal Dutch believes that more than 10% but less than 40% of the outstanding Royal Dutch Shares are held by U.S. persons.[4]

Shell Transport

Shell Transport is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. The principal trading market for the Shell Transport Shares is the London Stock Exchange (the "LSE"). Shell Transport ADSs, each of which

[3] As of December 2004, Royal Dutch New York registry shares represent approximately 25% of Royal Dutch outstanding shares.

[4] Almost all of Royal Dutch's shares not held through the New York registry are held in bearer form. The Commission's release on Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Exchange Act Release NO. 34, 42054, International Series Release No. 1208, n.75 (Oct. 22, 1999) (the "Cross Border Release"), provides that, "since neither a U.S. residence nor the name of an offshore nominee will appear on the records of the issuer for the holder of the bearer securities, these securities will not be treated as being held by U.S. residents, unless the offeror knows or has reason to know that these securities are held by U.S. residents." Royal Dutch does not know or have reason to know that any Royal Dutch Shares other than those mentioned above are held by U.S. persons.

In accordance with 14d-1(d)(1), Royal Dutch has estimated to the best of its knowledge that the number of U.S. holders of Royal Dutch shares as of April 18, 2005 is 32.6% based on available information. This information included data on the shareholding of Royal Dutch set forth in a survey of institutional investor shareholdings (which report was not commissioned by Royal Dutch) dated as close as possible to such date and searches performed on behalf of Royal Dutch by its agents.

represents six Shell Transport Shares, are listed on the NYSE. Shell Transport ADSs and Shell Transport Shares are registered pursuant to Section 12(b) of the Exchange Act.

Royal Dutch/Shell Group of Companies

Royal Dutch and Shell Transport are the Parent Companies of the Group, but are not themselves part of it. The Group has grown out of an agreement made in 1907 between Royal Dutch and Shell Transport pursuant to which they "amalgamated" their interests in the oil industry through the transfer of all the significant operating assets of each Parent Company to companies owned 60% by Royal Dutch and 40% by Shell Transport. Present in more than 140 countries and territories around the world, the companies of the Group are engaged in all the principal aspects of the oil and gas industry, including exploration and production, gas & power and oil products, and in the chemicals business and other industry segments such as renewables and hydrogen. The Group reported net income of approximately $18.2 billion for the 12 months ended December 31, 2004 and as at December 31, 2004 had total assets less current liabilities of approximately $132.1 billion and net assets of approximately $84.6 billion.

Newco

Newco is a public limited company, organized under the laws of England and Wales, and will have its headquarters and is and will be tax resident in the Netherlands. Prior to the consummation of the Transaction, Newco will be (indirectly) jointly-owned by the Parent Companies.

The Offer

General

Pursuant to the terms of the Offer, Newco will offer to acquire all the outstanding Royal Dutch Shares. In the Offer, shareholders will be offered a specified number of Class A Shares or Class A ADSs for each Royal Dutch Share validly tendered and not validly withdrawn prior to the expiration of the Initial Offer Period. Holders of Royal Dutch Shares held in New York registry form that validly tender and do not withdraw their Royal Dutch Shares prior to the expiration of the Initial Offer Period will receive Class A ADSs. Holders of Royal Dutch Shares held in bearer or Hague registry form that validly tender and do not withdraw their Royal Dutch Shares prior to the expiration of the Initial Offer Period will receive Class A Shares. Newco ADSs will be registered on a Form F-6.

The Offer will be structured so as to comply with the Dutch Regulations (as defined below), the regulatory regime with the greatest interest in the conduct of the Offer, and, subject to the granting of the exemptive relief requested herein, the applicable provisions of the Exchange Act. To the extent legally possible, given the different regulatory regimes, the Companies will conduct the Offer in a manner that ensures equality of opportunity for and treatment of all holders of Royal Dutch Shares and to comply with the applicable requirements in both the Netherlands and the United States.

The Class A Shares to be offered and exchanged as part of the Offer in the United States will be registered under the Securities Act, on a registration statement on Form F-4 (the "Form F-4"). The Offer will be made pursuant to documentation (the "Offer Documents") that meet the applicable requirements of the Securities Act and the Exchange Act (including the filing of a Schedule TO), other than to the extent of the granting of exemptive relief requested herein, and the provisions of the 1995 Act on the Supervision of Securities Trade (*Wet toezicht effectenverkeer* 1995 / *Wte* 1995) (Netherlands) and the 1995 Decree on the Supervision of the Securities Trade (*Besluit toezicht effectenverkeer* 1995 / *Bte* 1995) (Netherlands) (the "Dutch Regulations").

In connection with the Offer, Royal Dutch will also file a Schedule 14D-9 (the "Schedule 14D-9"). The Schedule 14D-9 will include the requisite information (including by incorporation by reference, where appropriate, from the Offer Documents).

Newco will apply for listing of the Newco Shares on the LSE and Euronext Amsterdam and the Newco ADSs on the NYSE. To the extent that following the Transaction there are minority shareholders in Royal Dutch, the Royal Dutch Shares may continue to be listed on the NYSE and other securities exchanges as a result of such minority shareholders.

Duration; Extension

The Offer would remain open for an initial offer period of not less than the longer of 20 U.S. business days or 31 calendar days after mailing of the Offer Documents (the "Initial Offer Period") and, subject to the Dutch Regulations, for such additional period or periods as may be determined by Newco ("Voluntary Extensions") and as may be mandated by the provisions of the Exchange Act, ("Mandatory Extensions" and, to the extent that the Initial Offer Period is extended by one or more Voluntary Extensions or Mandatory Extensions or both, such extension is referred to herein as the "Extended Initial Offer Period").

Under the Dutch Regulations, Newco will be entitled to extend the Initial Offer Period, provided that a public announcement to that effect must be made within three Euronext Amsterdam trading days following the last day of the Initial Offer Period. The Dutch Regulations require that any Royal Dutch Shares tendered during the Initial Offer Period can be withdrawn during any Extended Initial Offer Period.

Under the Dutch Regulations, Newco must, within five Euronext Amsterdam trading days following the last date of the Initial Offer Period (or, as the case may be, the Extended Initial Offer Period) determine whether the conditions to the Offer has been fulfilled or, where permitted, are waived by Newco and must announce whether (i) the Offer is accepted, (ii) there is uncertainty as to the fulfillment of any of the conditions to the Offer or (iii) the Offer is terminated as a result of any of the conditions to the Offer not having been fulfilled or waived by Newco.

Acceptance of Royal Dutch Shares; Exchange of Offer Consideration

Acceptance of Royal Dutch Shares validly tendered and not withdrawn prior to expiration of the Initial Offer Period will only occur after it is determined that all conditions (including the Scheme Condition (as defined below)) to the Offer have been satisfied or, to the extent permitted, waived. As we expect that the Offer will qualify for Tier II Relief, pursuant to Rule 14d-1(d)(2)(iv), exchanges of Class A Shares or Class A ADSs, as applicable, for tendered Royal Dutch Shares after all conditions to the Offer are satisfied will be conducted in accordance with Dutch law and practice relating to exchange offers. In the event that Newco determines that all conditions to the Offer have been satisfied or, to the extent permitted, waived and accepts validly tendered Royal Dutch shares for payment (i.e., honors the Offer for the purposes of the Dutch Regulations), holders of Royal Dutch Shares validly tendered and delivered during the Initial Offer Period (or, as the case may be, the Extended Initial Offer Period) will receive the Class A Shares or Class A ADSs to which they are entitled under the Offer no later than three Euronext Amsterdam trading days after the date on which the Offer was accepted (and honored) by Newco.

Conditions to the Offer

Newco will not be obligated to exchange Class A Shares or Class A ADSs, as applicable, for any tendered Royal Dutch Shares pursuant to the Offer unless Royal Dutch Shares representing a specified minimum percentage[5] of the total share capital and voting rights in Royal Dutch, calculated on a fully diluted basis, are validly tendered and not withdrawn in the Offer (the "Minimum Acceptance Condition").

Additionally, Newco's obligation to consummate the Offer will be subject to, *inter alia*, (i) the Scheme becoming effective (the "Scheme Condition"), (ii) the admission of Newco Shares to listing on the LSE and Euronext Amsterdam and the admission of the Newco ADSs for listing on the NYSE, (iii) approval of the implementation agreement by Royal Dutch shareholders and (iv) receipt of certain required regulatory approvals. Consummation of the Scheme will be subject to, *inter alia*, (i) the satisfaction or waiver of all conditions to the Offer (other than the Scheme Condition), (ii) the approval of Shell Transport shareholders, (iii) final court approval of the Scheme and filing of that approval with the registrar of Companies for England and Wales (the "Approval and Registration Condition"), (iv) admission of Newco Shares to listing on the LSE and Euronext Amsterdam and the admission of the Newco ADSs for listing on the NYSE, and (v) receipt of certain required regulatory approvals. If any condition is not satisfied or waived, the Offer will not be completed successfully. If the Offer is not consummated, the Royal Dutch Shares that have been tendered in the Offer will be returned to the tendering holders. This would occur promptly following the announcement of the failure of the Offer.

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[5] We currently expect the Minimum Acceptance Condition to be set initially at 95%.

As discussed further below, in order to facilitate the completion of the Transaction (i.e., the concurrent completion of the Offer and the Scheme), the Scheme Condition will survive the expiration date of the Initial Offer Period. Only the Approval and Registration Condition will survive past expiration of the Initial Offer Period. The anticipated timetable for satisfaction of the Scheme Condition is as follows:

(Trading Day 1)	(i) All conditions to the Scheme other than the Approval and Registration Condition are satisfied or waived; (ii) All conditions to the Offer other than the Scheme Condition are satisfied or waived or Offer fails; (iii) Initial Offer Period expires and withdrawal rights terminate;
(Trading Day 1 or 2)	(i) Court hearing to approve the Scheme;
(No later than Trading Day 5)[6]	(i) Assuming court approval of Scheme, the order is filed with the registrar of Companies for England and Wales and the Scheme becomes effective (thereby satisfying the Scheme Condition); and (ii) Newco announces that the Offer is declared unconditional and that Royal Dutch Shares that have been validly tendered and not withdrawn prior to expiration of the Initial Offer Period will be accepted for payment.

In accordance with the Commission's interpretation of the Tier II exemption as set forth in Section II.B of the Cross-Border Release, the Offer will provide that Newco will make an announcement five U.S. business days prior to the date on which any reduction in the Minimum Acceptance Condition may be effected, stating the percentage to which the Minimum Acceptance Condition may be reduced. Any such announcement will be made through a press release and by placing an announcement in a newspaper of national circulation in the United States. Any such announcement will advise shareholders to withdraw their acceptances immediately if their willingness to accept the Offer would be affected by a reduction in the Minimum Acceptance Condition. Holders will be able to accept the Offer, either prior to the time that the Offer is declared wholly unconditional or during the Subsequent Offer Period (as defined below), for at least five business days after any reduction of the Minimum Acceptance Condition. In addition, disclosure regarding the procedure for reducing the Minimum Acceptance Condition will be described in the Offer Documents.

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[6] We currently expect the order to be filed with the registrar within two days of the expiration of the Initial Offer Period.

Subsequent Offer Period

If the Offer is successful, Newco may decide to provide a subsequent offer period (the "Subsequent Offer Period") of at least 5 business days and no longer than 15 Euronext Amsterdam trading days (the maximum period permitted under the Dutch Regulations). If applicable, Newco will announce the intention to provide a Subsequent Offer Period at the time that Newco announces the results of the Offer, which Newco will do by issuing a press release as soon as practicable (but in no event more than 5 Euronext Amsterdam trading days) after the last date of the Initial Offer Period (or, as the case may be, the Extended Initial Offer Period).

As we expect that the Offer will qualify for Tier II Relief, pursuant to Rule 14d-1(d)(2)(v), exchanges of Class A Shares or Class A ADSs, as applicable, for tendered Royal Dutch Shares during the Subsequent Offer Period will be conducted in accordance with Dutch law and practice relating to exchange offers. Any Royal Dutch Shares validly tendered and delivered during the Subsequent Offer Period will be promptly accepted for exchange. Holders of Royal Dutch Shares validly tendered and delivered during the Subsequent Offer Period will receive the Class A Shares or Class A ADSs to which they are entitled under the Offer within three to five Euronext Amsterdam trading days after the date on which such shares are tendered.

Withdrawal Rights

Holders of Royal Dutch Shares tendered during the Initial Offer Period (or, if applicable, the Extended Initial Offer Period) pursuant to the Offer may withdraw their Royal Dutch Shares at any time prior to the expiration of the Initial Offer Period (or, as the case may be, the Extended Initial Offer Period). As we expect that the Offer will qualify for Tier II Relief, pursuant to Rule 14d-1(d)(2)(v), if there is a Subsequent Offer Period, holders of Royal Dutch Shares will not be allowed to withdraw their Royal Dutch Shares tendered during the Subsequent Offer Period. Assuming the requested relief under 14d-7 is granted, holders of Royal Dutch Shares that have tendered during the Initial Offer Period will not be able to withdraw their shares during the period between the expiration of the Initial Offer Period and the acceptance of tendered shares for payment

A. Relief under Tender Offer Rules.

1. Rule 14d-7.

Relief Requested

We respectfully request on behalf of the Companies that the Staff grant exemptive relief from Rule 14d-7 to permit the expiration of the Initial Offer Period and the termination of withdrawal rights at the time of such expiration notwithstanding the survival of the Scheme Condition for up to 5 Euronext Amsterdam trading days.

Discussion

As a result of the need for the Offer and the Scheme to be cross-conditional, and the likelihood that the court will only approve the Scheme if all conditions thereto (including all conditions to the Offer) have been satisfied, Shell Transport will need to be certain that all conditions to the Offer (including the Minimum Acceptance Condition) have been satisfied prior to seeking final court approval of the Scheme. We have been advised by English counsel to the Companies that (i) all conditions other than the court's approval should be satisfied prior to request for court approval of the Scheme (otherwise there is a risk that the court will not approve the Scheme) and (ii) the court order approving the Scheme will contain an obligation that it be filed, which will result in contempt of court if breached[7]. If shareholders were allowed to withdraw their Royal Dutch Shares until the court order finally approving the Scheme is obtained, Shell Transport will not be certain that the Minimum Acceptance Condition has in fact been satisfied prior to the request for and receipt of final court approval of the Scheme and the filing of such order with the Registrar of Companies in England and Wales. Also, as a practical matter, it is unlikely to be possible to determine that the Minimum Acceptable Condition will be satisfied until the end of the Initial Offer Period as the bulk of tenders would likely be made very close to the time when the Initial Offer Period expires.

Further, the survival of the Scheme Condition after the expiration of the Initial Offer Period is essential to ensuring that Newco becomes a single parent company of both Royal Dutch and Shell Transport, which is the principal purpose of the Transaction. If the Scheme Condition is not allowed to survive expiration of the Initial Offer Period for this limited purpose, it could defeat the purpose of the Transaction. We note that only Approval and Registration Condition will survive past expiration of the Initial Offer Period.

We note that the Staff has granted relief of the kind requested in other cross-border transactions conducted under Tier II in which the survival of a particular condition was necessary to enable the offeror to reconcile customary home country practice with U.S. tender offer rules. *See, e.g., Offer by Sanofi-Synthelabo, for Ordinary Shares and ADSs of Aventis* (June 10, 2004) ("Sanofi No-Action") (Staff granted exemptive relief from Rule 14d-7(a)(1) to permit the minimum acceptance condition and certain non-regulatory conditions to survive expiration of the offer in light of fact that (i) with respect to the minimum acceptance condition, it could not be determined prior to expiration and (ii) with respect to the other conditions, these were customary in home jurisdiction and could only be asserted with home jurisdiction regulatory approval); *Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and OCEANEs of Pechiney* (October 8, 2003) ("Alcan/Pechiney No-Action Letter") (Staff granted exemption from Rule 14d-7 to permit minimum acceptance condition to survive

[7] The court order will likely not specify a time limit. In practice, such filings are usually made within one week.

expiration of the offer in light of the fact that such survival was customary in the home jurisdiction and the condition could only be asserted after expiration of the offers with the prior approval of the home-country regulators); *Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset* (Sept. 12, 2002) ("Serono/Genset No-Action Letter") (Staff recommendation that the Commission not take enforcement action pursuant to Regulation 14D if the offeror announced after the expiration of the offers whether minimum acceptance condition to the U.S. offer had been satisfied). In this regard, we have been advised by Dutch counsel that the survival of conditions to the offeror's acceptance of tendered shares after the expiration of the initial offer period for an offer is permitted in the Netherlands. We have been advised by Dutch counsel that Section 9t, paragraph 4 of the *Besluit toezicht effectenverkeer* 1995 (the Dutch regulatory provisions dealing with public offers) provides that no later than on the fifth stock exchange day after the end of the expiration of the initial offer period for an offer, the offeror must make a public announcement as to whether or not all conditions to the offer have been satisfied or that there is still uncertainty as to the satisfaction of one or more conditions of the offer. We have been advised by Dutch counsel that in accordance with Section 9t paragraph 4 in the Netherlands, offerors usually retain the right to assert unsatisfied conditions after the expiration of the initial offer period of an offer.[8]

We note that the combination of British Steel, plc (a UK company) and Koninklijke Hoogovens, N.V. (a Dutch company) (the "British Steel/Hoogovens Merger") was consummated in a manner comparable to the proposed Transaction. A new company acquired the shares of British Steel in a scheme of arrangement and the shares of Koninklijke Hoogovens N.V. in an exchange offer. In the British Steel/Hoogovens Merger, the exchange offer was conditioned on the implementation of the scheme of arrangement, and this condition survived expiration of the initial offer period. The Hoogovens exchange offer did not require relief from Rule 14d-7 because Koninklijke Hoogovens N.V. U.S. shareholders were excluded from such offer. However, the British Steel/Hoogovens Merger illustrates that this cross-conditionality is appropriate in order to effectuate the combination of a UK company and a Dutch company through the use of a scheme of arrangement and an exchange offer, respectively.

In conclusion, we are of the opinion that the Staff should grant the exemptive relief requested because (i) Dutch home country practice would permit the survival of the Scheme Condition after the expiration of the Initial Offer Period; and (ii) the survival of the condition for a period not to exceed 5 Euronext Amsterdam trading days is necessary for the successful execution of the Transaction.

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[8] Please note that the Parent Companies' Dutch counsel has received confirmation from the Authority for the Financial Markets in the Netherlands that the proposed timing for the satisfaction of the Scheme Condition is permitted under the Dutch Regulations.

2. Rule 14d-11(d)

Relief Requested

We respectfully request on behalf of the Companies that the Staff grant exemptive relief from the provisions of Rule 14d-11 to permit the commencement of the Subsequent Offer Period immediately following the Offer becoming unconditional (i.e., on the date on which the Scheme Condition is satisfied) rather than immediately after the expiration of the Initial Offer Period.

Discussion

Pursuant to Rule 14d-11 of the Exchange Act, offerors may elect to provide a subsequent offer period during which tenders will be accepted, if among other things, (i) the bidder announces the results of the tender offer on the next business day after expiration of the offer and immediately begins the subsequent offer period and (ii) the bidder immediately accepts and promptly pays for all securities as they are tendered during such period.

As discussed above, after the expiration of the Initial Offer Period, Shell Transport will need time to seek and receive final court approval of the Scheme and file the court order prior to the Offer becoming unconditional and, therefore, before the Subsequent Offer Period can begin. Consequently, the Subsequent Offer Period would need to begin after the satisfaction of Scheme Condition which, as discussed above, should be within 5 Euronext Amsterdam trading days of the expiration of the Initial Offer Period but will not be immediately following such expiration. We note that the Staff has permitted subsequent offer periods to be conducted in a comparable manner in the instances where it has allowed conditions to survive expiration of the Initial Offer Period. See, e.g., *Sanofi No-Action Letter* (Staff granted exemptive relief from Rule 14d-11(d) to permit offeror to commence the subsequent offer period on a delayed basis); *Alcan/Pechiney No-Acton Letter* (Staff granted exemptive relief from Rule 14d-11(d) to permit the offer to announce and commence the subsequent offer period in accordance with French law and practice); *Sereno/Genset No-Action Letter* (Staff granted exemption of Rule 14d-11 to permit commencement of subsequent offer period after determination that minimum acceptance condition had been satisfied).

B. Relief under Sections 12(b) and 12(g) of the Exchange Act for Dividend Access Mechanism.

Background

To ensure that current Shell Transport shareholders are not disadvantaged by the implementation of the Transaction, Shell Transport shareholders will receive, as part of the Scheme, Class B Shares. Holders of Class B Shares will receive dividends that are, for non-US income and withholding tax purposes, UK sourced rather than Dutch sourced to the extent paid through the dividend access mechanism described below. However, as described below, Newco's obligation to pay any dividend it declares on the

Class B Shares will be reduced only upon, and only to the extent of, any payment actually made to Class B Holders under the dividend access mechanism. There is no assurance that any amounts will be paid under the dividend access mechanism and Newco may cause the termination of the dividend access mechanism at any time.

In order to establish the dividend access mechanism, Shell Transport will, pursuant to the Scheme, issue a dividend access share (the "Dividend Access Share") to a trustee (the "Trustee") acting pursuant to a trust deed constituted under the laws of England (the trust so constituted, and any additional or substitute trust created on the same terms and for the same purposes, being called the "Trust"). It is the intention that upon Newco declaring any cash dividend on Class A and Class B Shares, Shell Transport will declare a cash dividend on the Dividend Access Share in an equivalent amount to the dividend declared on the Class B Shares (after giving effect to any currency conversion). The Trustee will be required to deposit any cash dividend payments made by Shell Transport on the Dividend Access Share in one or more trust accounts (the "Accounts") established as the means of enabling payment of UK-source dividends to Class B Holders. The dividends paid on the Dividend Access Share will be held, in cash, for the benefit of Class B Holders at one or more banks (including non-U.S. banks that qualify as "foreign banks" under the International Banking Act of 1978). Once the cash dividends are deposited into the Accounts, the Trustee will promptly disburse such amounts to Class B Holders. Newco's obligation to each Class B Holder in respect of dividend amounts declared on the Class B Shares will be reduced only upon, and only to the extent of, any disbursement actually made to such Class B Holder of such amounts from the Trust. In no event will Class B Holders be entitled to dividend payments, whether from Newco or the dividend access mechanism, that in the aggregate exceed or are less than the amount of the dividend declared by Newco (after giving effect to currency conversions).

Class B Holders will not have any interest in, or rights with respect to, the Dividend Access Share, or any interest or other income earned on the funds paid into the Accounts. Nor will Class B Holders have any rights against Shell Transport, the issuer of the Dividend Access Share. Instead, the Trustee (a) will hold the Dividend Access Share for the benefit of a direct or indirect wholly-owned subsidiary of Newco and (b) will hold any interest or other income earned on the funds in the Accounts for the benefit of Shell Transport.

Newco will remain the sole obligor in respect of any dividend declared by it on the Class B Shares. In addition, Newco will have a full and unconditional obligation in its articles, in the event that the Trustee does not pay an amount to Class B Holders on a cash dividend payment date (even if that amount has been paid to the Trustee), to pay immediately the dividend declared on the Class B Shares. To take account of payments that may be made under the dividend access mechanism, the Newco articles will provide that the entitlement of a Class B Holder to be paid a particular cash dividend by Newco will be reduced upon, and only to the extent of, any amount paid to such Class B Holder from the Trust pursuant to the dividend access mechanism. As a result of these provisions, if Newco declares a cash dividend, whether or not Shell Transport declares a cash dividend or pays a cash dividend to the Trustee, Class B Holders will retain the right to make a claim against Newco and may proceed against Newco for the full amount of the relevant dividend it has declared, less any corresponding amount that has actually been paid to Class B Holders under the dividend access mechanism. While Newco will have the obligation to pay any dividend amount owed (except to the extent reduced by payments from the Trust), for non-US income and withholding tax purposes, all dividend amounts paid by Newco will be Dutch sourced, while amounts disbursed from the Trust will be UK sourced.

Before Shell Transport can declare any dividend, the Shell Transport directors will need to consider Shell Transport's financial condition and their decision to declare such a dividend will be based in part on the availability of sufficient distributable profits, the immediate cash-flow implications of the distribution and the continuing ability of Shell Transport to pay its debts as they fall due. Accordingly, there is no certainty (although it is the intention) that Class B Holders will receive UK source dividends via the dividend access mechanism. Moreover, Class B Holders will have no right to compel Shell Transport to declare or pay a dividend on the Dividend Access Share.

Newco will have the right to require that the Dividend Access Share be redeemed at any time (including by the cancellation thereof) for nominal consideration, and under any such circumstance, the dividend access mechanism would cease to exist and the Class B Shares would then be equivalent to the Class A Shares in all respects.

Holders of Class A and Class B Shares will forfeit their right to unclaimed dividends after twelve years, irrespective of the means by which such dividends are to be paid. Consequently, the Trust will provide that any funds not disbursed within 12 years of the applicable dividend payment date will revert to Shell Transport.

Relief Requested

We request on behalf of the Companies that the Staff confirm that neither the Dividend Access Share nor the Trust arrangements relating to the dividend access mechanism are required to be registered pursuant to Section 12(b) of the Exchange Act, or alternatively that the Staff will not recommend enforcement action if neither the Dividend Access Share nor such arrangements are registered pursuant to Section 12(b) of the Exchange Act.

We further request on behalf of the Companies that the Staff confirm that it will not recommend that the Commission take any enforcement action under the Exchange Act if, subject to the undertakings of Newco set out below, neither the Dividend Access Share nor the Trust arrangements relating to the dividend access mechanism are registered pursuant to Section 12(g) of the Exchange Act.

Discussion

Section 12(b)

Section 12(b) of the Exchange Act requires registration under the Exchange Act of any security listed on a National Securities Exchange (as defined in the Exchange Act). As neither the Dividend Access Share nor the Trust arrangements relating to the dividend access mechanism will be listed on any National Securities Exchange, neither would be required to be registered under Section 12(b) of the Exchange Act.

Section 12(g)

Section 12(g) of the Exchange Act requires an issuer with total assets exceeding $1,000,000 to register thereunder a class of equity securities (other than exempted securities) held of record by five hundred or more persons.

The Dividend Access Share.

As described above, Class B Holders will have no rights in the Dividend Access Share, which will be held by the Trustee for the benefit of a direct or indirect wholly owned subsidiary of Newco in which Shell Transport will have the entire economic interest and Newco, through its right to procure redemption of the Dividend Access Share, will control the ultimate disposition of the share. Accordingly, the Dividend Access Share will be "held of record" by only one holder, and registration of the Dividend Access Share under the Exchange Act would not be required.

The Trust Arrangements Relating to the Dividend Access Mechanism.

The purpose of the Trust is to establish a procedure by which Class B Holders may obtain UK-source cash dividends in lieu of Dutch-source cash dividends declared by Newco on the Class B Shares. The terms of the Trust grant the Class B Holders no rights to modify the terms of the Trust, to maintain its existence or (subject to the right to claim funds held for their benefit by the Trustee) to direct in any specific manner how the dividends received by the Trustee, or other assets held by it, are held or handled. Moreover, as described above:

- The Class B Holders' only interest in the Trust will be in the cash, if any, deposited in respect of dividends, pending disbursement thereof or (subject to forfeiture after 12 years) representing unclaimed funds (all disbursements are expected to happen promptly following payment to the Trustee).

- Pending disbursements, all funds paid to the Trustee will be held in one or more Accounts.

- Class B Holders will not have any interest in, or rights with respect to, the Dividend Access Share.

- Class B Holders will not have any right to any interest or other income on the funds held by the Trustee.

- The Trust will not have any purpose or engage in any activities relative to Class B Holders other than holding and paying out any funds paid as cash dividends on the Dividend Access Share, and completing any associated formalities[9].

- All interests in the Trust, other than the interests of Class B Holders will be owned directly or indirectly by Newco.[10]

- Newco will at all times be unconditionally obligated to pay the full amount of any dividend declared on the Class B Shares, subject only to reduction to the extent of payments made by the Trust to the Class B holders.

- Newco will have the right at any time to terminate the dividend access mechanism by causing the redemption of the Dividend Access Share.

In light of the foregoing, we are of the opinion that application of the disclosure requirements of the Exchange Act to the Trust would not provide Class B Holders with any meaningful information about their investment in Class B Shares and would impose a meaningful burden on the Companies and the Trustee. Instead, we are of the opinion that the interests of Class B Holders with respect to the Trust and the dividend access mechanism would be addressed to the extent that, in its Annual Report on Form 20-F, Newco provides all material information regarding the Trust, including the following disclosure:

1. A description of the material terms of the dividend access mechanism, including the Trust.

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[9] These formalities will include, for example, receiving dividends, setting up the Accounts, interacting with paying agents, distributing interest received on the Accounts and dividends forfeited to the parties entitled thereto and providing Class B Holders information with respect to payments made under the dividend access mechanism for tax purposes.

[10] English counsel to the Companies has advised that under English law, the Trust will not have a separate legal personality because it is, in essence, a fiduciary relationship between the Trustee and the beneficiaries of the Trust. However, the only beneficiaries of the Trust (and therefore the only persons with "interests" in the Trust) will be the Class B Holders (in relation to dividends paid on the Dividend Access Share), Shell Transport and one or more other direct or indirect subsidiaries of Newco (in relation to interest or other income earned on the funds in the Accounts and in relation to the Dividend Access Share itself). Each of these companies will be 100% owned by Newco.

2. Audited financial information regarding the assets of the Trust held for the benefit of Class B Holders for the year of the applicable Report on Form 20-F.

3. A discussion of the Trust assets held for the benefit of Class B Holders and movements therein during the year of the applicable Report on From 20-F as part of the "Operating and Financial Review and Prospects" discussion pursuant to Item 5 thereof.

4. An assessment by Newco of the controls and procedures relating to the Trust, including an assessment by Newco's management of such controls and procedures and an auditors' attestation report on such assessment, in each case, in accordance with Item 15(b) of Form 20-F.

C. Relief under Investment Company Act.

Relief Requested

We request on behalf of the Companies that the Staff of the Division of Investment Management of the Commission confirm that it will not recommend that the Commission take any enforcement action under Section 7 of the Investment Company Act against the Trust if it operates without registration as an "investment company".

Discussion

In general, all companies that qualify as issuers of securities and satisfy certain statutory criteria based on the composition of their assets or their business activities are defined as "investment companies"[11] and are required to register and be regulated under the Investment Company Act unless an exclusion or exemption is available. We are of the opinion that the Trust does not constitute an "investment company" because we are of the opinion that the structure and operations of the Trust are insufficient to identify the Trust as an issuer separate from Newco and its subsidiaries.

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[11] Under Section 3(a)(1) of the Investment Company Act, an "investment company" is defined as any issuer which:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the instalment type, or has been engaged in such business and has any such certificate outstanding; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The Staff has granted relief similar to the relief requested in the context of other payment mechanisms where the role of the trusts interposed between the beneficiaries of such mechanism and the primary obligors in the applicable transaction was (i) in substance ministerial, (ii) did not permit the trustee to engage in investment activities with respect to the assets held for the benefit of the beneficiaries, (iii) did not impair the right of the beneficiaries to proceed directly against the primary obligors upon a payment default and (iv) did not alter the underlying economic relationship between the primary obligors and the beneficiaries. See, e.g. *Global Marine Drilling Company* (June 20, 1989) ("Global Marine") as discussed below. See also *KRC Resources, Inc.* (February 22, 1988) (relief granted with respect to a passive trust established and functioning for the purpose of disbursing payments on a letter of credit to holders of trust interests, where the the trustee, on behalf of the holders of the trust interests, could enforce payment against the issuer of the letter of credit as well as collateral securing such letter of credit subject to no defenses of these obligors against the trustee) and *Oxford Acceptance Corp.* (March 30, 1987) (relief granted with respect to a passive trust established and functioning for the purpose of disbursing payments on bonds to holders of trust certificates, where such holders could enforce payment against the bond issuer subject to no defenses of the issuer against the trustee).

In *Global Marine*, the Staff granted the relief requested with respect to a trust established to hold a note, the proceeds of which were to service units issued to former unsecured creditors of the primary obligor on the note. The trustee's primarily responsibility was to collect and disburse, on a timely basis, payments received with respect to the note directly to the holders of such units. The trustee could not engage in any investment activities with respect to the assets held for the benefit of the unit holders. Each unit holder retained the right (in addition to any rights it had against the trustee) to seek payment with respect to the unit by proceeding directly against the primary obligor, subject to no defenses that such primary obligor might have against the trustee (other than payment by the trustee). Furthermore, in the event the trustee failed to make payments to the unit holders, the indenture governing the units provided that the primary obligor could elect to pay the unit holders directly. Based primarily on these factors, the request for relief in *Global Marine* noted that the unit holder's rights were substantially the same as they would have been if the note had been issued directly to the unit holders.

The purpose and sole function of the dividend access mechanism and the Trust is to provide a procedure for Class B Holders to receive UK-source dividends. The dividend access mechanism is otherwise without substance and has the characteristics present in the other payment mechanisms for which the Staff has granted the relief requested.

As in *Global Marine*, the Trustee's role in the Transaction is ministerial. Its primary responsibilities will be to deposit any cash dividend payments made by the issuer of the Dividend Access Share on the Dividend Access Share in one or more Accounts and promptly disburse such amounts to Class B Holders. The Trust will not have any operations or perform any activities relative to Class B Holders other than holding and paying out any funds paid as cash dividends on the Dividend Access Share, and completing any associated formalities[12].

As in *Global Marine*, the Trustee will not be entitled to engage in investment activities with respect to the Trust assets held for the benefit of the Class B Shares. Rather, pending disbursement, the Trustee will hold the dividends paid on the Dividend Access Share, in cash, for the benefit of Class B Holders at one or more banks (including non-U.S. banks that qualify as "foreign banks" under the International Banking Act of 1978) and will not otherwise invest any Trust assets.

As in *Global Marine*, the payment mechanism does not impair the right of the beneficiaries to proceed directly against the primary obligor upon a payment default. Newco will remain the sole obligor in respect of any dividend declared by it on the Class B Shares. In addition, Newco will have a full and unconditional obligation to pay immediately any declared dividend on its Class B Shares in the event that the Trustee does not pay a corresponding amount (giving effect to any currency conversion) to Class B Holders on a cash dividend payment date (even if that amount has been paid to the Trustee). In addition, if Newco declares a cash dividend, whether or not the issuer of the Dividend Access Share declares a cash dividend or pays a cash dividend to the Trustee, Class B Holders will retain the right to make a claim against Newco and may proceed against Newco for the full amount of the relevant dividend it has declared, less any corresponding amount that has actually been paid to Class B Holders under the dividend access mechanism. The foregoing right of Class B Holders to proceed against Newco for any dividends declared but not paid to Class B Holders is not subject to any defenses that Newco may have against the Trustee.

Furthermore, as in *Global Marine*, the dividend access mechanism will not alter the underlying economic relationship between the primary obligor in the transaction and the beneficiaries of the payment mechanism. Class B Holders will hold an equity interest in Newco equivalent to all other ordinary shares in Newco. Newco will remain the sole obligor in respect of any dividend declared by it on the Class B Shares until any amount is paid in respect thereof. Moreover, Class B Holders will not be entitled to dividend payments, whether from Newco or the dividend access mechanism, that in the aggregate exceed the amount of the dividend declared by Newco (subject to currency conversion).

In granting the no-action relief in *Global Marine*, the Staff noted that such relief was based, in particular, on four representations regarding the trust and its operations. We are of the opinion that these representations, or substantially similar representations, can be made with respect to the Trust and its operations, as noted below.

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[12] These formalities will include, for example, receiving dividends, setting up the Accounts, interacting with paying agents, distributing interest received on the Accounts and dividends forfeited to the parties entitled thereto and providing Class B Holders information with respect to payments made under the dividend access mechanism for tax purposes.

1) In *Global Marine*, the trust was to be created for the limited purpose of holding a note issued as part of a reorganization plan. As in *Global Marine*, the Trust will be established for a limited purpose--the Trust will not have any purpose or engage in any activities relative to Class B Holders other than holding and paying out any funds paid as cash dividends on the Dividend Access Share, and completing any associated formalities.

2) In *Global Marine*, the trust was not a means of selling a class of securities to raise new funds but a means of resolving preexisting commercial relationships in a court-supervised bankruptcy context. As in *Global Marine*, the Trust is not being established as a means of selling a class of securities to raise new funds. Instead the sole purpose of the Trust is to provide a means of providing UK source dividends to holders of Class B Shares as part of a corporate reorganization.

3) In *Global Marine*, the trustee was required to pass through payments recieved to unit holders and, to the extent of any failure by the trustee to do so, each such holder had the right to seek payment directly against the primary obligors on the note held by the trustee and the primary obligors could elect to pay such holders directly. As noted above, the Trust will be required to disburse promptly any funds paid as cash dividends on the Dividend Access Share to Class B Holders and, if such funds are not paid, Class B Holders will retain the right to make a claim against Newco and may proceed against Newco for the full amount of the relevant dividend it has declared, less any corresponding amount that has actually been paid to Class B Holders under the dividend access mechanism.

4) In *Global Marine*, the indenture governing the trust arrangements was to be qualified under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). In this case, the interests in the Trust are not securities to which the Trust Indenture Act applies. However, we note that Newco will file periodic reports with the Commission, including an Annual Report on Form 20-F which will include the material information with respect to the Trust noted above in the final paragraphs under the heading "Relief under Sections 12(b) and 12(g) of the Exchange Act for Dividend Access Mechanism."

In addition to satisfying the *Global Marine* representations, we are of the opinion that allowing the Trust to operate without registration as an "investment company" under the Investment Company Act would raise even fewer concerns than allowing the trust in *Global Marine* to so operate. In this regard, we note that, unlike in *Global Marine*, where the unit holders had a beneficial interest in the note deposited in the trust, Class B Holders will not have any interest in, or rights with respect to, the Dividend Access Share, or any interest or other income earned on the funds in the Trust. The only interest of the Class B Holders in the Trust will be in the cash paid on the Dividend Access Share.

For the foregoing reasons, we are of the opinion that the structure and operations of the Trust are insufficient to identify the Trust as an issuer separate from Newco and its subsidiaires, and consequently, it is our opinion that the Trust would not be required to register as an "investment company" under the Investment Company Act.

D. Relief under Successor Registrant Provisions of the Exchange Act and Securities Act.

Background

Immediately, following implementation of the Transaction, the only shareholders of Newco would be former shareholders of the Parent Companies. The terms of the Transaction will provide that former Royal Dutch shareholders will be entitled to 60% of the Newco Shares while former Shell Transport shareholders will be entitled to 40% of such shares. This exchange ratio effectively replicates the indirect economic ownership interests that the Parent Company shareholders have in the Group today. (Any deviation from this ratio would be due solely to non-exchanging Royal Dutch shareholders). Newco will, through its ownership of the majority of the outstanding Royal Dutch Shares and all outstanding Shell Transport Shares and Shell Transport ADSs upon consummation of the Transaction, indirectly succeed to substantially all of the businesses, assets and liabilities of the Group and will have no other material businesses, assets or liabilities. Newco's financial statements subsequent to the consummation of the Transaction will be substantially the same as those of the aggregated Group financial statements. As at December 31, 2004, the assets of each of the Parent Companies (other than its interest in the Group, which includes dividends receivable from the Group) were less than 1% of the total assets of the Group.

Employee Benefit Matters.

Royal Dutch Shares and Shell Transport Shares and other employee benefit plan interests are registered on Form S-8 for distribution pursuant to certain stock option, stock purchase, incentive plans and certain other compensation and benefit plans (the "Existing Plans").

Upon consummation of the Transaction, (i) outstanding options to purchase shares of Royal Dutch and Shell Transport will be converted into options to purchase Newco Shares on the same terms and conditions as in effect immediately prior to the consummation of the Transaction and/or (ii) certain rights under certain Existing Plans that are outstanding upon consummation of the Transaction will become rights with respect to Newco Shares or other participation interests in accordance with the terms of the applicable Existing Plan pursuant to which such rights were issued and the agreements by which such rights are evidenced. Newco and the Parent Companies will authorize conforming amendments as necessary to reflect the conversion of options and rights or the assumption of the Existing Plans and, in certain cases, the extension of such plans to employees of Newco and its subsidiaries. The Existing Plans that will survive the consummation of the Transaction are referred to herein as the "Newco Plans".

1. <u>Availability of Rule 12g-3.</u>

Relief requested

We request on behalf of the Companies that the Staff confirm that the Newco Shares issued to shareholders of Royal Dutch and Shell Transport upon consummation of the Transaction shall be deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3 promulgated thereunder, and that Newco may satisfy the requirements of Rule 12g-3 by indicating on a Report of Foreign Issuer on Form 6-K furnished to the Commission in connection with the Transaction that each of the Royal Dutch Shares and Shell Transport Shares were registered under Section 12(b) of the Exchange Act and that the Newco Shares are registered under Section 12(b) of the Exchange Act.

Discussion

Rule 12g-3(c) under the Exchange Act provides that where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act, such as the Newco Shares, are received by the holders of any class of securities of two or more other issuers that are each registered pursuant to Section 12 of the Exchange Act, such as the Royal Dutch Shares and Shell Transport Shares (both registered under Section 12(b) of the Exchange Act), the class of securities so received shall be deemed registered under the same paragraph of Section 12 of the Exchange Act. Rule 12g-3(f) goes on to provide that the issuer of the securities deemed registered pursuant to Rule 12g-3(c) shall indicate on the Form 8-K filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered. We note that the Staff has permitted other foreign private issuers to provide such notification on Form 6-K. See *Six Continents* (March 28, 2003); *British Telecommunications plc* (October 11, 2001); *The Bank of Tokyo-Mitsubishi Ltd.* (March 28, 2001).

The definition of "succession" in Rule 12b-2 under the Exchange Act contemplates the "direct acquisition of the assets comprising a going business . . . by merger...." We are of the opinion that the process used to effect the Transaction would not prevent Newco from being deemed to have made a "direct acquisition" of the businesses of Royal Dutch and Shell Transport and thus to be a successor to such companies. The Staff has taken similar positions with respect to transactions in which the assets "directly acquired" remain in a subsidiary of the successor company rather than proceeding to direct ownership by the successor through a second-stage merger. See *ConocoPhilips* (August 23, 2002); *Kerr-McGee Corporation* (July 31, 2001); *AOL Time Warner Inc.* (November 15, 2000); *NSTAR* (July 29, 1999); *Central Maine Power Company* (October 28, 1998); *Central Hudson Gas & Electric Company* (September 16, 1998); *Southern California Water Company* (June 29, 1998); *Payless ShoeSource, Inc.* (April 20, 1998); *Idaho Power Company* (March 16, 1998).

In accordance with previous no-action positions taken by the Staff, Newco will include in a Form 6-K furnished in connection with the Transaction a statement that the Newco Shares being received in connection therewith are registered under Section 12(b) of the Exchange Act. We are of the opinion that upon consummation of the Transaction and the furnishing of such Form 6-K, Newco Shares will be properly registered under Section 12(b) of the Exchange Act.

2. Availability of Forms F-3, F-4 and S-8.

A. Employee Benefit Matters.

Relief Requested

We request on behalf of the Companies that the Staff confirm that Newco may, prior to the filing of its initial Annual Report on Form 20-F following the consummation of the Transaction, file registration statements on Form S-8 or post-effective amendments to the Form F-4 (assuming a sufficient number of shares are included in the Form F-4) to register the securities covered by the Newco Plans and any new benefit plans, stock option plans or stock incentive plans of Newco under the Securities Act.

Discussion

Newco will file registration statements on Form S-8 or post-effective amendments to the Form F-4 (assuming a sufficient number of shares are included in the Form F-4) to register the securities covered by certain of the Newco Plans. In order for such Newco Plans to be operational upon consummation of the Transaction, and therefore to operate for the benefit of the current and former executive directors and employees of the Newco Plans without interruption, Newco, subject to a favorable response to this letter, intends such registration statements or post-effective amendments will be filed and become effective prior to or upon consummation of the Transaction and prior to the filing by Newco of its initial Annual Report on Form 20-F.

As stated above, Royal Dutch Shares and Shell Transport Shares and other participation interests are registered on Form S-8 for distribution pursuant to the Existing Plans. The rights granted under the Existing Plans will become rights with respect to Newco Shares and other participation interests and the Existing Plans will be assumed, effective upon the effectiveness of the Transaction, as the Newco Plans, as described above.

The Staff has previously taken the position that a successor issuer may fulfill its registration requirements respecting employee stock option and similar benefit plans by filing a registration statement with respect thereto prior to or following consummation of the succession transaction. See *ConocoPhilips*, supra; *Kerr-McGee Corporation*, supra; *AOL Time Warner Inc.*, supra; *NSTAR*, supra; *Texas Utilities Company* (June 4, 1997); *Science Applications Int'l Corp.* (August 13, 1997); *Time Warner Inc.* (October 10, 1996) ("Time Warner III"); *Allegheny Teledyne, Inc.* (August

30, 1996); *Avantor Financial Corporation* (March 29, 1990); *Shawmut National Corp.* (April 4, 1988); *Dart & Kraft, Inc.* (October 3, 1986). In particular, the Staff has taken the position that a successor issuer may register securities issuable pursuant to employee benefit plans on Forms S-8, S-3 or S-4, as appropriate, if (a) the opportunity to participate in the plans subject to Forms S-8, S-3 or S-4 registration statements will be offered only to existing employees of the two companies subject to the transaction and their subsidiaries and (b) no securities will be sold or issued pursuant to the registration statements on Form S-8 until the effective time of the transaction. See *ConocoPhilips*, supra, *Kerr-McGee Corporation*, supra; *AOL Time Warner Inc.*, supra; *NSTAR*, supra; *Texas Utilities Company*, supra; *Science Applications Int'l Corp.*, supra; *Time Warner III*, supra; *Allegheny Teledyne Inc.*, supra; *Avantor Financial Corporation*; supra. Accordingly, Newco will limit the opportunity to participate in the Newco Plans subject to a Form S-8 registration statement to qualified existing employees which includes certain qualified former employees, of Royal Dutch and Shell Transport and their respective subsidiaries. Finally, Newco will not issue or sell any securities pursuant to any Newco Plans under the Form S-8, F-3 or F-4 registration statements prior to the effective time of the Transaction.

Qualified former employees of Royal Dutch and Shell Transport and their subsidiaries who are continuing participants in the Existing Plans, such as retired employees who have post-retirement rights to exercise stock options under certain Existing Plans for up to ten years following the employee's retirement, will be afforded the same opportunity under the Newco Plans to exercise employee benefit plan stock options, to subsequently sell the securities and to acquire Newco securities pursuant to intra plan transfers among plan funds as is permitted under the terms of the Existing Plans. Pursuant to General Instruction A.1(a)(3), such persons are within the Form S-8 definition of "employees", and references herein to "employees" include these persons. See, e.g., *ConocoPhilips*, supra; *AOL Time Warner*, supra; *Science Applications Int'l. Corp.*, supra.

The Staff has granted the relief requested in other cases involving similarly structured transactions. See *ConocoPhilips*, supra; *Kerr-McGee Corporation*, supra; *AOL Time Warner Inc.*, supra; *NSTAR*, supra; *Texas Utilities Company*, supra; *Science Applications Int'l Corp.*, supra; *Time Warner III*, supra; Allegheny Teledyne, *Inc.*, supra; *Avantor Financial Corporation*, supra; *Shawmut National Corp.*, supra.

3. Forms F-3, F-4 and S-8 Generally.

Relief Requested

We request on behalf of the Companies that the Staff confirm that, upon the consummation of the Transaction, Newco may include the prior activities and status of Royal Dutch and Shell Transport in determining whether Newco meets the eligibility requirements for the use of Forms F-3, F-4 and S-8.

Discussion

General Instruction I.A.4 to Form F-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form F-3 set forth in General Instruction I.A.1, 2 and 3 to Form F-3 if (a)(i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of forming a holding company and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Consistent with General Instruction I.A.4 to Form F-3, the proposed succession of Newco to the businesses, assets and liabilities of the Group will be primarily for the purpose of forming a holding company, and the consolidated assets and liabilities of Newco immediately after the consummation of the Transaction will be the same as the consolidated assets and liabilities of the Group immediately before the consummation of the Transaction. Each of Royal Dutch and Shell Transport currently meets the conditions for use of Form F-3 and F-4 and expects to do so immediately prior to the consummation of the Transaction. See *ConocoPhilips*, supra; *AOL Time Warner, Inc.*, supra; *Avantor Financial Corporation*, supra; *Shawmut National Corp.*, supra.

Accordingly, we conclude that, after the consummation of the Transaction, Newco will be entitled to take into account the activities and status of Royal Dutch and Shell Transport prior to the consummation of the Transaction in determining whether Newco is eligible to use Form F-3, and in determining whether Newco "meets the requirements for use of Form F-3" as such phrase is used in Form F-4 and, assuming compliance with its Exchange Act reporting obligations, Newco will be eligible immediately after the consummation of the Transaction to use Forms F-3 and F-4. The Staff has taken similar positions with respect to the eligibility for use of Forms S-3 and S-4 in the context of transactions similar to the Transaction. See *ConocoPhilips*, supra; *Kerr-McGee Corporation*, supra; *AOL Time Warner*, supra; *NSTAR*, supra; *Time Warner III*, supra; *Consolidated Rail Corporation* (March 17, 1993); *Pennsylvania Power & Light Company* (March 3, 1995); *Par Pharmaceutical, Inc.* (June 19, 1991); *Adolph Coors Company* (March 30, 1990); *Union Carbide Corporation* (March 3, 1989); *W.R. Grace & Co.* (July 25, 1988).

Similarly, it is our view that Newco, upon consummation of the Transaction, will be entitled to rely on the prior activities and annual reports of Royal Dutch and Shell Transport in determining whether it shall be deemed to have met the requirements of paragraph 1 of General Instruction A to Form S-8. We note, as discussed above, that the Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 or post-effective amendments to a Form S-4 following a succession transaction to register shares to be issued pursuant to assumed employee benefit plans. See, e.g., *ConocoPhilips*, supra; *Kerr-Mcgee Corporation*, supra; *AOL Time Warner*, supra; *NSTAR*, supra; *Texas Utilities Company*, supra; *Science Applications Int'l Corp.*, supra; *Time Warner III*, supra.

4. Availability of Rules 144, 144A and 145.

Relief Requested

We request on behalf of the Companies that the Staff confirm that, for purposes of Rules 144, 144A and 145 under the Securities Act, Newco, upon completion of the Transaction, may include the prior reporting history of Royal Dutch and Shell Transport in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act.

Discussion

Rules 144, 144A and 145 under the Securities Act provide a safe harbor exemption from the registration requirements of the Securities Act for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer, provided certain conditions set forth in the Rules are satisfied. Rule 144(c)(1) requires that the issuer either (a) have securities registered pursuant to Section 12 of the Exchange Act, have been subject to the reporting requirements of Section 13 of the Exchange Act for a period of at least 90 days preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale or (b) have securities registered pursuant to the Securities Act, have been subject to the reporting requirements of Section 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale. Rule 144(c) requires that current public information be available with respect to an issuer at the time of a transfer of securities pursuant to such rule. Similarly, Rule 144A(d) requires that current financial information be available with respect to an issuer at the time of a transfer pursuant to such rule. Finally, Rule 145(d)(1) requires that the issuer comply with the public information requirements under Rule 144(c).

We are of the opinion that the requests described above are appropriate since Newco will, on a consolidated basis, have substantially the same assets, businesses and operations as Royal Dutch and Shell Transport prior to the consummation of the Transaction and will be the successor to Royal Dutch and Shell Transport. Each of Royal Dutch and Shell Transport has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act for many years. See *ConocoPhilips*, supra; *Kerr-McGee Corporation*, supra; *AOL Time Warner, Inc.*, supra; *Kramont Realty Trust* (May 23, 2000); *NSTAR*, supra; *Texas Utilities Company*, supra; *Time Warner III*, supra; *Allegheny Teledyne, Inc.*, supra; *Avantor Financial Corporation*, supra; *HRI Group Inc.* (October 11, 1988); *The North American Coal Corp.* (May 5, 1986); *The Walt Disney Company* (February 9, 1996).

5. Section 4(3) Prospectus Delivery Requirement and Rule 174(b).

Relief Requested

We request on behalf of the Companies that the Staff confirm that Newco may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the exemption provided by Rule 174(b) under the Securities Act from the prospectus delivery requirements of Section 4(3) of the Securities Act.

Discussion

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. As noted earlier, Royal Dutch and Shell Transport are reporting companies under the Exchange Act. Since Newco will, immediately after the consummation of the Transaction, have, on a consolidated basis, the same assets, liabilities, businesses and operations as Royal Dutch and Shell Transport had, on a consolidated basis, immediately before the consummation of the Transaction, and will be the successor to Royal Dutch and Shell Transport, we conclude that Newco would be exempt from the prospectus delivery requirements of Section 4(3) of the Securities Act by reason of Rule 174(b). The Staff has taken similar positions with respect to Section 4(3) in the context of transactions similar to the Transaction. See *AOL Time Warner Inc.*, supra; *NSTAR*, supra; *Texas Utilities Company*, supra; *Time Warner III*, supra; *Allegheny Teledyne, Inc.*, supra; *Pennsylvania Power & Light*, supra; *Consolidated Rail Corporation*, supra; *Adolph Coors Company*, supra; *Par Pharmaceutical, Inc.*, supra; *Union Carbide Corporation*, supra; and *North American Coal Corp.*, supra.

Request for Confidential Treatment

Pursuant to Regulation 200.81, we respectfully request on behalf of the Companies that this no-action and exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the information in this letter has been made public. This request for confidential treatment is made on behalf of the Companies for the reason that certain of the facts set forth in this letter have not been made public.

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

Very truly yours,

William P. Rogers, Jr.

Attention: Paul Dudek
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Brian V. Breheny
Pamela W. Carmody
Mauri L. Osheroff
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SLAUGHTER AND MAY

One Bunhill Row
London EC1Y 8YY
T +44 (0)20 7600 1200
F +44 (0)20 7090 5000

17 May 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Your reference

Our reference
RJYT

Direct line
020 7090 3040

Ladies and Gentlemen,

Royal Dutch Shell plc

We refer to the "No Action" letter prepared by Cravath, Swaine & Moore LLP dated 17 May 2005 to which this letter is attached (the "**No Action Letter**"). We also refer to the references to advice provided by English counsel which appear on pages 11 and 17 of the No Action Letter.

We have acted as legal advisers to Royal Dutch Shell plc as to English law in connection with the transaction described in the No Action Letter.

We confirm as follows:

1. The advice attributed to English counsel which appears on page 11 of the No Action Letter accurately reflects the normal practice of the High Court of Justice in England and Wales as at the date of this letter.

2. The advice attributed to English counsel which appears on page 17 of the No Action Letter accurately reflects English law as at the date of this letter.

The foregoing confirmations:

- are rendered solely in connection with the proposed transaction described in the No Action Letter;

- may not be relied on for any other purpose; and

- may not, save as set out below, be reproduced, referred to or quoted in any offering material, disclosure materials or similar printed matter, except as expressly provided herein.

We consent to this letter being attached to the No Action Letter.

Yours faithfully

Slaughter and May

Belastingadviseurs

DE BRAUW
BLACKSTONE
WESTBROEK

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Tripolis
Burgerweeshuispad 301
P.O. Box 75084
1070 AB Amsterdam

T +31 20 577 1771
F +31 20 577 1775

Date 17 May 2005

Your ref.
Our ref. 063/20263130/opinions/opinion003b-220

Re. **Royal Dutch Shell plc**

Ladies and Gentlemen,

1 I have acted on behalf of De Brauw Blackstone Westbroek N.V. as Dutch legal adviser (*advocaat*) to Royal Dutch Shell plc, a company incorporated under the law of England and Wales with its registered office in London (**"Royal Dutch Shell"**), in connection with the public offer (the **"Offer"**) by Royal Dutch Shell for all outstanding ordinary shares of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (*Royal Dutch Petroleum Company*), with corporate seat in The Hague, (the **"Company"**) as described in, and on the terms set out in, *inter alia*, a no-action letter, dated 17 May 2005, sent to the US Securities and Exchange Commission (the **"SEC"**) by Mr William P. Rogers, Jr of Cravath, Swaine & Moore LLP (the **"No-Action Letter"**). I understand that in connection with the No-Action Letter the SEC has requested a letter confirming certain statements relating to Dutch law and market practice as set out in the No-Action Letter. A copy of pages 7, 10 and 12 of the No-Action Letter is attached hereto. It is noted that in connection with the Offer I have also acted for Royal Dutch and Shell Transport (each as defined in the No-Action Letter).

2 I have reviewed the No-Action Letter and confirm the following about the highlighted statements on pages 7, 10 and 12 of the No-Action Letter (the **"Dutch Statements"**).

AH

a. as a matter of Dutch law the Dutch Statements set out on page 7 are accurate.

b. as a matter of Dutch rules prescribed by the Authority for the Financial Markets (*Autoriteit Financiële Markten*), the competent Dutch regulator for public offers (*openbare biedingen)*, the Dutch Statement set out on page 10 is accurate.

c. as a matter of Dutch law, the first Dutch Statement on page 12 (indicated with 1), except for the final sentence ("We have been advised ... an offer"), is accurate.

d. as far as I am aware, the final sentence of the first Dutch Statement ("We have been advised ... an offer") and the second Dutch Statement (indicated with 2) on page 12 are in conformity with Dutch market practice.

e. the third Dutch Statement on page 12 (indicated with 3) is accurate.

3 I note the following:

The Dutch Statements consist of brief summaries of relevant matters of Dutch law or, as the case may be, Dutch market practice and should not be construed as a comprehensive description of all the relevant issues.

This letter is rendered solely in connection with the No-Action Letter and is addressed only to the SEC. It may not be relied upon by anyone for any reason, except by the SEC for the purpose of reviewing the No-Action Letter. I do not accept any liability to anyone in connection with the matters addressed in this letter.

Save as set out below, this letter may not be reproduced, referred to or quoted in any offering materials, disclosure materials or printed matter, except as expressly provided herein.

I consent to this letter being attached to the No-Action Letter (it being noted that in giving such consent I do not thereby admit that I am in a category of persons whose consent is required).

4 This letter is limited to matters of Dutch law as applied by the Dutch courts and published and in effect on the date of this letter. It is given on the basis that all matters relating to it will be governed by, and that it (including all terms used in it) will be construed in accordance with, Dutch law.

Yours faithfully,

Lodewijk J. Hijmans van den Bergh
on behalf of De Brauw Blackstone Westbroek N.V.

comply with the applicable requirements in both the Netherlands and the United States. The Class A Shares to be offered and exchanged as part of the Offer in the United States will be registered under the Securities Act, on a registration statement on Form F-4 (the "Form F-4"). The Offer will be made pursuant to documentation (the "Offer Documents") that meet the applicable requirements of the Securities Act and the Exchange Act (including the filing of a Schedule TO), other than to the extent of the granting of exemptive relief requested herein, and the provisions of the 1995 Act on the Supervision of Securities Trade (*Wet toezicht effectenverkeer 1995 / Wte 1995*) (Netherlands) and the 1995 Decree on the Supervision of the Securities Trade (*Besluit toezicht effectenverkeer 1995 / Bte 1995*) (Netherlands) (the "Dutch Regulations").

In connection with the Offer, Royal Dutch will also file a Schedule 14D-9 (the "Schedule 14D-9"). The Schedule 14D-9 will include the requisite information (including by incorporation by reference, where appropriate, from the Offer Documents).

Newco will apply for listing of the Newco Shares on the LSE and Euronext Amsterdam and the Newco ADSs on the NYSE. To the extent that following the Transaction there are minority shareholders in Royal Dutch, the Royal Dutch Shares may continue to be listed on the NYSE and other securities exchanges as a result of such minority shareholders.

Duration; Extension

The Offer would remain open for an initial offer period of not less than the longer of 20 U.S. business days or 31 calendar days after mailing of the Offer Documents (the "Initial Offer Period") and, subject to the Dutch Regulations, for such additional period or periods as may be determined by Newco ("Voluntary Extensions") and as may be mandated by the provisions of the Exchange Act, ("Mandatory Extensions" and, to the extent that the Initial Offer Period is extended by one or more Voluntary Extensions or Mandatory Extensions or both, such extension is referred to herein as the "Extended Initial Offer Period").

Under the Dutch Regulations, Newco will be entitled to extend the Initial Offer Period, provided that a public announcement to that effect must be made within three Euronext Amsterdam trading days following the last day of the Initial Offer Period. The Dutch Regulations require that any Royal Dutch Shares tendered during the Initial Offer Period can be withdrawn during any Extended Initial Offer Period.

Under the Dutch Regulations, Newco must, within five Euronext Amsterdam trading days following the last date of the Initial Offer Period (or, as the case may be, the Extended Initial Offer Period) determine whether the conditions to the Offer has been fulfilled or, where permitted, are waived by Newco and must announce whether (i) the Offer is accepted, (ii) there is uncertainty as to the fulfillment of any of the conditions to the Offer or (iii) the Offer is terminated as a result of any of the conditions to the Offer not having been fulfilled or waived by Newco.

Subsequent Offer Period

If the Offer is successful, Newco may decide to provide a subsequent offer period (the "Subsequent Offer Period") of at least 5 business days and no longer than 15 Euronext Amsterdam trading days (the maximum period permitted under the Dutch Regulations). If applicable, Newco will announce the intention to provide a Subsequent Offer Period at the time that Newco announces the results of the Offer, which Newco will do by issuing a press release as soon as practicable (but in no event more than 5 Euronext Amsterdam trading days) after the last date of the Initial Offer Period (or, as the case may be, the Extended Initial Offer Period).

As we expect that the Offer will qualify for Tier II Relief, pursuant to Rule 14d-1(d)(2)(v), exchanges of Class A Shares or Class A ADSs, as applicable, for tendered Royal Dutch Shares during the Subsequent Offer Period will be conducted in accordance with Dutch law and practice relating to exchange offers. Any Royal Dutch Shares validly tendered and delivered during the Subsequent Offer Period will be promptly accepted for exchange. Holders of Royal Dutch Shares validly tendered and delivered during the Subsequent Offer Period will receive the Class A Shares or Class A ADSs to which they are entitled under the Offer within three to five Euronext Amsterdam trading days after the date on which such shares are tendered.

Withdrawal Rights

Holders of Royal Dutch Shares tendered during the Initial Offer Period (or, if applicable, the Extended Initial Offer Period) pursuant to the Offer may withdraw their Royal Dutch Shares at any time prior to the expiration of the Initial Offer Period (or, as the case may be, the Extended Initial Offer Period). As we expect that the Offer will qualify for Tier II Relief, pursuant to Rule 14d-1(d)(2)(v), if there is a Subsequent Offer Period, holders of Royal Dutch Shares will not be allowed to withdraw their Royal Dutch Shares tendered during the Subsequent Offer Period. Assuming the requested relief under 14d-7 is granted, holders of Royal Dutch Shares that have tendered during the Initial Offer Period will not be able to withdraw their shares during the period between the expiration of the Initial Offer Period and the acceptance of tendered shares for payment

A. Relief under Tender Offer Rules.

1. Rule 14d-7.

Relief Requested

We respectfully request on behalf of the Companies that the Staff grant exemptive relief from Rule 14d-7 to permit the expiration of the Initial Offer Period and the termination of withdrawal rights at the time of such expiration notwithstanding the survival of the Scheme Condition for up to 5 Euronext Amsterdam trading days.

expiration of the offer in light of the fact that such survival was customary in the home jurisdiction and the condition could only be asserted after expiration of the offers with the prior approval of the home-country regulators); *Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset* (Sept. 12, 2002) ("Serono/Genset No-Action Letter") (Staff recommendation that the Commission not take enforcement action pursuant to Regulation 14D if the offeror announced after the expiration of the offers whether minimum acceptance condition to the U.S. offer had been satisfied). In this regard, we have been advised by Dutch counsel that the survival of conditions to the offeror's acceptance of tendered shares after the expiration of the
1 initial offer period for an offer is permitted in the Netherlands. We have been advised by Dutch counsel that Section 9t, paragraph 4 of the *Besluit toezicht effectenverkeer* 1995 (the Dutch regulatory provisions dealing with public offers) provides that no later than on the fifth stock exchange day after the end of the expiration of the initial offer period for an offer, the offeror must make a public announcement as to whether or not all conditions to the offer have been satisfied or that there is still uncertainty as to the satisfaction of one or more conditions of the offer. We have been advised by Dutch counsel that in accordance with Section 9t paragraph 4 in the Netherlands, offerors usually retain the right to assert unsatisfied conditions after the expiration of the initial offer period of an offer.[8]

We note that the combination of British Steel, plc (a UK company) and Koninklijke Hoogovens, N.V. (a Dutch company) (the "British Steel/Hoogovens Merger") was consummated in a manner comparable to the proposed Transaction. A new company acquired the shares of British Steel in a scheme of arrangement and the shares of Koninklijke Hoogovens N.V. in an exchange offer. In the British Steel/Hoogovens Merger, the exchange offer was conditioned on the implementation of the scheme of arrangement, and this condition survived expiration of the initial offer period. The Hoogovens exchange offer did not require relief from Rule 14d-7 because Koninklijke Hoogovens N.V. U.S. shareholders were excluded from such offer. However, the British Steel/Hoogovens Merger illustrates that this cross-conditionality is appropriate in order to effectuate the combination of a UK company and a Dutch company through the use of a scheme of arrangement and an exchange offer, respectively.

In conclusion, we are of the opinion that the Staff should grant the exemptive relief requested because (i) Dutch home country practice would permit the
2 Survival of the Scheme Condition after the expiration of the Initial Offer Period; and (ii) the survival of the condition for a period not to exceed 5 Euronext Amsterdam trading days is necessary for the successful execution of the Transaction.

---

[8] Please note that the Parent Companies' Dutch counsel has received confirmation from the
3 Authority for the Financial Markets in the Netherlands that the proposed timing for the satisfaction of the Scheme Condition is permitted under the Dutch Regulations.

May 17, 2005

Response of the Office of International Corporate Finance
Division of Corporation Finance

Response of the Office of Chief Counsel
Division of Investment Management

Re: Royal Dutch Shell PLC
Incoming letter dated May 17, 2005

The views of the Division of Corporation Finance and the Division of Investment Management are set forth below.[1] Capitalized terms have the same meanings defined in your letter.

Based on the facts and representations contained in your letter and without necessarily agreeing with your analysis, the Division of Corporation Finance will not recommend enforcement action to the Commission if the interests of Class B Shareholders in the Trust and Dividend Access Share are not separately registered under Section 12(b) or Section 12(g) of the Exchange Act, provided that Newco discloses in its annual report on Form 20-F the information regarding the Trust and Dividend Access Share as outlined in your letter.

After consummation of the Transaction, the Newco Shares will be deemed registered under the Exchange Act by operation of Rule 12g-3. We understand Newco will indicate that the Newco Shares are registered under Section 12(b) of the Exchange Act by a Report of Foreign Issuer on Form 6-K furnished to the Commission in connection with the Transaction.

After consummation of the Transaction, holders of Newco securities may take into account the prior reporting history of Royal Dutch and Shell Transport in determining whether Newco has complied with the public information requirements of Rule 144(c)(1), including for purposes of its satisfaction of Rule 145(d)(1).

Before Newco files its initial annual report on Form 20-F after the Transaction, it may use Form S-8 or post-effective amendments to the Form F-4 to register the offer and sale of shares covered by the Newco Plans.

After consummation of the Transaction, Newco may take into account the reporting histories of Royal Dutch and Shell Transport under the Exchange Act in determining its eligibility to use Forms F-3, F-4 and S-8.

[1] We note that you separately requested relief under Rule 14e-5 of the Exchange Act from the Division of Market Regulation and, in response to that request, received a separate no-action letter dated November 19, 2004 and publicly available on March 19, 2005.

Newco may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) under the Securities Act.

The Division of Investment Management will not recommend enforcement action to the Commission under Section 7 of the Investment Company Act against the Trust if the Trust operates in the manner described in your letter without registration as an investment company under the Investment Company Act.

These positions are based upon all of the facts and representations made in your letter. You should note that any different facts or representations may require the Divisions to reach a different conclusion. Further, with regard to the responses on registration under the Exchange Act and the Investment Company Act, these responses reflect the Divisions' positions on enforcement action only and do not express any legal conclusions on the questions presented.

For the Division of Corporation Finance,

Mary A. Cascio
Special Counsel
Division of Corporation Finance

For the Division of Investment Management,

Susan I. Brown
Staff Attorney
Division of Investment Management